K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 20, 2015
Eagle Series Trust
880 Carillon Parkway
St. Petersburg, Florida  33716
Re:	Reorganization to Combine Two Series of a Massachusetts Business Trust
Ladies and Gentlemen:
Eagle Series Trust, a Massachusetts business trust (“Trust”), on behalf of Eagle Small Cap Stock Fund (“Target”) and Eagle Smaller Company Fund (“Acquiring Fund”), each a segregated portfolio of assets (“series”) thereof (each sometimes referred to herein as a “Fund”), has requested our opinion as to certain federal income tax consequences of Acquiring Fund’s acquisition of Target pursuant to a Plan of Reorganization and Dissolution that the Trust duly adopted by resolutions of its Board of Trustees at a meeting thereof duly called and held on November 14, 2014 (“Plan”).1  The Plan contemplates the transactions comprising the “Reorganization,” i.e., (1) Acquiring Fund’s acquisition of all the Assets in exchange solely for the issuance to Target of Acquiring Fund Shares and Acquiring Fund’s assumption of all the Liabilities, (2) Target’s distribution of those shares to the Shareholders in exchange for their Target Shares and in complete liquidation thereof, and (3) Target’s termination as a series of the Trust, all on the terms and conditions set forth in the Plan.
In rendering this opinion, we have examined the Plan, the Registration Statement (as filed with the Commission on January 9, 2015), and other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”).  We have assumed, for those purposes, the accuracy and completeness of the information contained in all the Documents.  As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the conditions set forth in paragraph 4 of the Plan, which we may treat as representations made to us (as contemplated in paragraph 4.3.16 thereof) 2 (each, a “Representation”).  We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the Effective Time will be, correct without that qualification.  We have also assumed that as to all matters for which a person or entity has represented that the person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is and was no such plan, intention, understanding, or

1 Each capitalized term that is not defined herein has the meaning ascribed thereto in the Plan.
2 That paragraph provides that, in rendering this opinion, we “may assume satisfaction of all the conditions set forth in … paragraph 4 [of the Plan], may treat them as representations and warranties Trust made to [us] that shall survive the Closing, and may rely as to factual matters, exclusively and without independent verification, on those representations and warranties ….”

Eagle Series Trust
February 20, 2015

agreement.  Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.
OPINION
Based solely on the facts set forth in the Documents and the assumptions described above, and conditioned on all the Representations’ being true and complete at the Effective Time and the Reorganization’s being consummated in accordance with the Plan (without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved), our opinion is as follows:

(1)     Acquiring Fund’s acquisition of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities, followed by Target’s distribution of those shares pro rata to the Shareholders actually or constructively in exchange for their Target Shares and in complete liquidation of Target, will qualify as a “reorganization” (as defined in section 368(a)(1)(C)3), and each Fund will be “a party to a reorganization” (within the meaning of section 368(b));

(2)     Target will recognize no gain or loss on the transfer of the Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund’s assumption of the Liabilities or on the subsequent distribution of those shares to the Shareholders in exchange for their Target Shares;

(3) Acquiring Fund will recognize no gain or loss on its receipt of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities;

(4) Acquiring Fund’s basis in each Asset will be the same as Target’s basis therein immediately before the Reorganization, and Acquiring Fund’s holding period for each Asset will include Target’s holding period therefor (except where Acquiring Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period);

(5) A Shareholder will recognize no gain or loss on the exchange of all its Target Shares solely for Acquiring Fund Shares pursuant to the Reorganization; and

(6) A Shareholder’s aggregate basis in the Acquiring Fund Shares it receives in the Reorganization will be the same as the aggregate basis in its Target

3 “Section” references are to the Code.

Eagle Series Trust
February 20, 2015

Shares it actually or constructively surrenders in exchange for those Acquiring Fund Shares, and its holding period for those Acquiring Fund Shares will include, in each instance, its holding period for those Target Shares, provided the Shareholder holds those Target Shares as capital assets at the Effective Time.
Notwithstanding anything herein to the contrary, we express no opinion as to the effect of the Reorganization on either Fund or any Shareholder with respect to any Asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.
Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Service in existence on the date hereof.  All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification.  Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court.  Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.
Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith).  Our opinion also applies only to the extent each Fund is solvent, and we express no opinion about the tax treatment of the Reorganization if either Fund is insolvent.  Finally, our opinion is solely for the addressee’s information and use and may not be relied on for any purpose by any other person without our express written consent.
Very truly yours,

/s/ K&L Gates LLP

 K&L Gates LLP